EXHIBIT 12

HSBC USA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,
	2012	2011
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$80	$305
Income tax expense (benefit)	18	(13)
Less: Undistributed equity earnings	-	7
Fixed charges:
Interest on:
Borrowed funds	9	13
Long-term debt	154	151
Others	12	1
One third of rents, net of income from subleases	8	8

Total fixed charges, excluding interest on deposits	183	173

Income from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$281	$458

Ratio of earnings from continuing operations to fixed charges	1.54	2.65

Total preferred stock dividend factor(1)	$22	$17

Fixed charges, including the preferred stock dividend factor	$205	$190

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.37	2.41

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$183	$173
Add: Interest on deposits	76	67

Total fixed charges, including interest on deposits	$259	$240

Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$281	$458
Add: Interest on deposits	76	67

Total	$357	$525

Ratio of earnings from continuing operations to fixed charges	1.38	2.19

Fixed charges, including the preferred stock dividend factor	$205	$190
Add: Interest on deposits	76	67

Fixed charges, including the preferred stock dividend factor and interest on deposits	$281	$257

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.27	2.04

(1)	Preferred stock dividends grossed up to their pretax equivalents.